Ratio of Earnings to Fixed Charges					Exhibit 12.1
In thousands

	Three Months Ended July 31, 2014	2014	2013	2012	2011	2010
Fixed Charges:
Interest Expense	$301	$1,355	$2,039	$1,854	$1,954	$1,947
Capitalized Interest	40	378	406	209	—	—
Estimate of interest within rent expense(1)	306	1,133	1,073	784	602	605
Total Fixed Charges	$647	$2,866	$3,518	$2,847	$2,556	$2,552

Earnings Available for Fixed Charges:
Income (loss) before income taxes	$(14,325)	$35,636	$28,797	$26,130	$24,812	$23,046
Add: Fixed Charges	647	2,866	3,518	2,847	2,556	2,552
Less: Capitalized Interest	(40)	(378)	(406)	(209)	—	—
Add: Amortization of Capitalized Interest	31	31	—	—	—	—
Total Earnings Available for Fixed Charges	$(13,687)	$38,155	$31,909	$28,768	$27,368	$25,598

Ratio of Earnings to Fixed Charges(2)	—	13.31	9.07	10.10	10.71	10.03

Deficiency of Earnings to Cover Fixed Charges	$(14,334)	$—	$—	$—	$—	$—

(1) Management believes a reasonable approximation of one-third is deemed to be the estimate of interest expense within rent.

(2) Earnings for the three months ended July 31, 2014 were inadequate to cover fixed charges and, accordingly, no ratio to fixed charges is disclosed for that period.